UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

Ensysce Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

293602 108

(CUSIP Number)

Daniel B. Silvers

Matthew Lane Capital Partners LLC

MLCP GLL Funding LLC

250 West 57th Street Suite 415

New York, NY 10107

(646) 820-0860

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 293602 108

1.	Names of Reporting Persons. MLCP GLL Funding LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,641,624

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,641,624

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,641,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] [check]

13.	Percent of Class Represented by Amount in Row (11) 10.15%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 293602 108

1.	Names of Reporting Persons. Matthews Lane Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,882,867

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,882,867

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,882,867

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.08%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 293602 108

1.	Names of Reporting Persons. Daniel B. Silvers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,882,867

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,882,867

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,882,867

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.08%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Ensysce Biosciences, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at7946 Ivanhoe Avenue, Suite 201

La Jolla, California 92037.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by MLCP GLL Funding LLC (“MLCP Funding”), Matthews Lane Capital Partners LLC (“Matthews Lane Capital Partners”) and Daniel B. Silvers “(Mr. Silvers”, and together with MLCP Funding and Mr. Silvers, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Matthews Capital Lane Capital Partners is the manager of MLCP Funding, and Mr. Silvers, is the managing member of Matthews Lane Capital Partners The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 250 West 57th Street, Suite 415, New York, NY 10107.

(c)	The principal business of MLCP Funding is to hold interests in the Issuer. The principal business of Matthew Lane Capital Partners is to serve as an investment firm, including acting as the Issuer’s co-sponsor in connection with its initial public offering. The principal occupation of Mr. Silvers is as Managing Member of Matthews Lane Capital Partners LLC, an investment firm, and as Executive Vice President of Inspired Entertainment, Inc.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	MLCP Funding is a limited liability company formed in the State of Delaware. Matthews Lane Capital Partners is a limited liability company formed in the State of Delaware. Daniel B. Silvers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions and at the prices described in Item 5(c).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes.

The Issuer was a blank check company incorporated on September 11, 2017 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses (a “Business Combination”).

The Issuer (which was formerly named Leisure Acquisition Corp. prior to completion of the Business Combination) completed a Business Combination with Ensysce Biosciences Inc. on June 30, 2021, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Ensysce Biosciences, Inc., and EB Merger Sub, Inc., a wholly owned subsidiary of the Issuer.

The 1,128,370 shares of Common Stock owned by the Reporting Persons were acquired on September 11, 2017 as part of an issuance of an aggregate of 7,187,500 shares of common stock to the Issuer’s initial stockholders for an aggregate purchase price of $25,000, net of shares issued to MLCP Funding and other initial shareholders that were cancelled in connection with the Issuer’s initial public offering.

On December 5, 2017, the Issuer consummated its initial public offering. Simultaneously with the closing of the initial public offering, the Issuer consummated a private placement of 6,825,000 private placement warrants at a price of $1.00 per warrant, including 1,637,390 private placement warrants issued to MLCP Funding. On June 7, 2021, the private placement warrants were exchanged for warrants having the same terms, except that they are non-transferable other than to permitted transferees. Pursuant to the terms of the issuance, the private placement warrants were not eligible to become exercisable unless the Issuer consummated its Business Combination, which occurred on June 30, 2021, The warrants will be exercisable commencing July 30, 2021.

In addition, MLCP Funding acquired an aggregate of 243,117 private warrants in June 2020 and 123,990 private warrants on June 30, 2021, at a price of $1.00 per warrant, upon the conversion of promissory notes of the Issuer reflecting amounts loaned to the Issuer pursuant to the Issuer’s expense advancement agreement, which were convertible into warrants at the holder’s option. These private warrants are on the same terms as the warrants into which the private placement warrants were exchanged.

On June 30, 2021, MLCP Funding surrendered 250,000 warrants to the Issuer in connection with the Business Combination pursuant to a warrant surrender agreement, for no consideration.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, may make decisions as to its investment, including and subject to any required regulatory approvals, acquiring additional shares of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of the warrants held by it or other securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its Common Stock, warrants or such other securities as it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. In connection therewith, Mr. Silvers may enter into a consulting agreement with the Issuer.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 24,275,541 outstanding shares of Common Stock.

As disclosed in an amendment to Schedule 13G filed on February 10, 2021, the Registered Persons hold 1,128,370 shares of the Issuer’s Common Stock. In addition, 1,754,497 shares of Common Stock are issuable on exercise of warrants which become exercisable on July 30, 2021, resulting in an aggregate of 2,882,867 shares of Common Stock beneficially owned in the aggregate, which represents 11.08% of the Issuer’s outstanding shares of Common Stock.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	The information set forth in Item 4 above is incorporated by reference to this Item 5(c). The shares of Common Stock issuable on exercise of the warrants owned by the Registered Persons were not deemed to be beneficially owned by the Reporting Persons until June 30, 2021, when the warrants became exercisable within 60 days.

(d)	No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights and Lock-up

On December 1, 2017, in connection with the Issuer’s initial public offering, the Issuer entered into a Registration Rights Agreement, which grants certain demanded and “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the Registration Rights Agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period which is provided for in in a letter agreement dated December 1, 2017, which occurs in the case of the shares issued to the Issuer’s initial stockholders, one year after the completion of the Business Combination or earlier under certain circumstances.

This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement and letter agreement, as amended, copies of which were filed by the Issuer as Exhibit 10.2 filed with the Issuer’s Current Report on Form 8-K on December 5, 2017, Exhibit 10.6 filed with the Issuer’s Current Report on Form 8-K on December 5, 2017 and Exhibit 10.6(b) filed with the Issuer’s Annual Report on Form 10-K on March 10, 2020

Warrant Agreement

Pursuant to the Warrant Agreement under which the Issuer issued warrants as part of its initial public offering, the Isusuer has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Issuer will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants issued pursuant to the Warrant Agreement. The same obligation applies to the private warrants purusant to the terms of the private warrans issued by the Issuer.

This summary is qualified in its entirety by reference to the full text of the Warrant Agreement, dated December 1, 2017, between the Company and Continental Stock Transfer & Trust Company filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K on December 5, 2017.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

Exhibit 2 Registration Rights Agreement, dated December 1, 2017, among the Issuer and certain security holders (incorporated by reference to Exhibit 10.2 filed with the Issuer’s Current Report on Form 8-K on December 5, 2017).

Exhibit 3 Letter Agreement, dated December 1, 2017, among the Issuer, its officers, directors and security holders (incorporated by reference to Exhibit 10.6 filed with the Issuer’s Current Report on Form 8-K on December 5, 2017), as amended by Amendment to Letter Agreement, dated December 5, 2019 (incorporated by reference to Exhibit 10.6(b) filed with the Issuer’s Annual Report on Form 10-K on March 10, 2020).

Exhibit 4 Warrant Agreement, dated December 1, 2017, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 filed with the Company’s Current Report on Form 8-K on December 5, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2021

MATTHEWS LANE CAPITAL PARTNERS LLC

By:	/s/ Daniel B. Silvers
Name:	Daniel B. Silvers
Title:	Managing Member

/s/ Daniel B. Silvers
DANIEL B. SILVERS

MLCP GLL FUNDING LLC

By:	Matthews Lane Capital Partners LLC, its manager

By:	/s/ Daniel B. Silvers
Name:	Daniel B. Silvers
Title:	Managing Member